# SEC Schedule 13D/A (Amendment No. 9) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Bio-Rad Laboratories, Inc., CIK 0000012208
CUSIP: 090572207
Title of class of securities: Class B Common Stock
Address of issuer's principal executive offices: 1000 Alfred Nobel Drive, Hercules, California (CA), 94547
Date of event which requires filing of this statement: 09/25/2025
Filed by CIK 0000940805
Persons authorized to receive notices and communications: Norman D. Schwartz, 1000 Alfred Nobel Drive, Hercules, California (CA), 94547, 5107247000; Courtney C. Enloe, Bio-Rad Laboratories, Inc, 1000 Alfred Nobel Drive, Hercules, California (CA), 94547, 5107416005; John Duke, Hogan Lovells US LLP, 1735 Market Street, Suite 2300, Philadelphia, Pennsylvania (PA), 19103, 2676754616

## Reporting persons
- Norman D. Schwartz (CIK 0000940805): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 868,982; shared voting power 4,060,054; sole dispositive power 868,982; shared dispositive power 4,060,054; aggregate amount beneficially owned 4,929,036 (97.2% of the class)
  Comment: (7)(8) (9) 494,510 of the reported securities are held by the following trusts, both of which Norman D. Schwartz is the sole trustee: the David Schwartz Non-Exempt Marital Trust (57,000 shares); and the Alice N. Schwartz Revocable Trust (437,510 shares). Prior to her death, Alice N. Schwartz was the sole trustee of the aforementioned trusts. Upon her death, Norman D. Schwartz, Chief Executive Officer and Chairman of the Board of Directors of Bio-Rad, became the sole trustee of such trusts.
  
  Includes 374,472 shares held by Norman D. Schwartz but he disclaims beneficial ownership with respect to 13,006 of such shares owned by his wife.
- Steven D. Schwartz (CIK 0000940804): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: other (OO); sole voting power 38,240; shared voting power 4,060,054; sole dispositive power 38,240; shared dispositive power 4,060,054; aggregate amount beneficially owned 4,098,294 (80.8% of the class)
  Comment: (7)(9) (11) Includes 13,006 shares owned by Steven D. Schwartz's wife, as to which he disclaims beneficial ownership
- Blue Raven Partners, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 4,060,054; shared voting power 0; sole dispositive power 4,060,054; shared dispositive power 0; aggregate amount beneficially owned 4,060,054 (80.1% of the class)
- Alice N. Schwartz Revocable Trust: type of reporting person: other (OO); citizenship or place of organization: California (CA); member of a group; source of funds: other (OO); sole voting power 437,510; shared voting power 0; sole dispositive power 437,510; shared dispositive power 0; aggregate amount beneficially owned 437,510 (8.6% of the class)

## Item 1. Security and Issuer
Title of class of securities: Class B Common Stock
Name of issuer: Bio-Rad Laboratories, Inc.
Address of issuer's principal executive offices: 1000 Alfred Nobel Drive, Hercules, California (CA), 94547
Comment: Reference is made to the statement on Schedule 13D filed with the Securities and Exchange Commission (the "Commission") on January 13, 2000 by David Schwartz, Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz and Blue Raven Partners, L.P., as amended by Amendment No. 1 to the statement on Schedule 13D filed with the Commission on June 27, 2003, Amendment No. 2 to the statement on Schedule 13D filed with the Commission on March 22, 2005, Amendment No. 3 to the statement on Schedule 13D filed with the Commission on July 31, 2007, Amendment No. 4 to the statement on Schedule 13D filed with the Commission on August 27, 2009, Amendment No. 5 to the statement on Schedule 13D filed with the Commission on November 15, 2013, Amendment No. 6 to the statement on Schedule 13D filed with the Commission on June 29, 2017, Amendment No. 7 to the statement on Schedule 13D filed with the Commission on July 12, 2019, and Amendment No. 8 to the statement on Schedule 13D filed with the Commission on April 11, 2022 by Alice N. Schwartz, Norman D. Schwartz, Steven D. Schwartz, Blue Raven Partners, L.P. and the Alice N. Schwartz Revocable Trust (the "Prior Filing"). Each of Norman D. Schwartz and Steven D. Schwartz together with Blue Raven Partners, L.P. and the Alice N. Schwartz Revocable Trust (sometimes collectively referred to as the "Shareholders") has agreed to file this statement jointly in an agreement entered into pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, and included as an exhibit to this statement, which agreement is hereby incorporated by reference. The Prior Filing is incorporated herein by reference and is hereby amended by this statement which is filed by the Shareholders, with respect to whom the following information relates. Alice N. Schwartz, a former Director Emeritus of Bio-Rad and a reporting person in the Prior Filing, passed away on September 25, 2025. Upon her death, Norman D. Schwartz became the sole trustee of the Alice N. Schwartz Revocable Trust.

## Item 2. Identity and Background
Name of person filing: Norman D. Schwartz, Chief Executive Officer and Chairman of the Board of Directors of Bio-Rad, Steven D. Schwartz, an employee of Bio-Rad, Blue Raven Partners, L.P. (the "Partnership"), a California limited partnership organized to provide consolidated management of certain assets owned by the partners, and the Alice N. Schwartz Revocable Trust.
Residence or business address:
1000 Alfred Nobel Drive
Hercules, California 94547
(510) 724-7000
Present principal occupation or employment: Norman D. Schwartz, Chief Executive Officer and Chairman of the Board of Directors of Bio-Rad, Steven D. Schwartz, an employee of Bio-Rad, Blue Raven Partners, L.P. (the "Partnership"), a California limited partnership organized to provide consolidated management of certain assets owned by the partners, and the Alice N. Schwartz Revocable Trust.
Criminal convictions in the last five years: During the last five years, none of Norman D. Schwartz, Steven D. Schwartz, the Partnership and the Alice N. Schwartz Revocable Trust has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: United States of America

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 to the Schedule 13D is hereby amended, in pertinent part, as follows:

Norman D. Schwartz

Due to the death of Alice N. Schwartz, Norman D. Schwartz acquired beneficial ownership of the shares held in the David Schwartz Non-Exempt Marital Trust and the Alice N. Schwartz Revocable Trust, as he became the sole trustee of such trusts upon the death of his mother.

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Norman D. Schwartz.

Date: 8/26/2022*; Shares: 15,501; Type: Stock option exercise; Price: $107.32; Ownership: Direct
Date: 11/7/2022 ; Shares: 84; Type: Gift; Price: --; Ownership: Direct
Date: 8/25/2023*; Shares: 13,611; Type: Stock option exercise; Price: $117.50; Ownership: Direct
Date: 11/1/2023*; Shares: 9,358; Type: Stock option exercise; Price: $119.80; Ownership: Direct
Date: 11/1/2023*; Shares: 3,726; Type: Stock option exercise; Price: $139.56; Ownership: Direct
Date: 11/1/2023*; Shares: 2,976; Type: Stock option exercise; Price: $159.32; Ownership: Direct
Date: 12/5/2023 ; Shares: 98; Type: Gift; Price: --; Ownership: Direct
Date: 8/26/2024 ; Shares: 114; Type: Gift; Price: --; Ownership: Direct

Footnotes
* Acquired through net share settlement.

The shares of Class B Common Stock acquired on November 7, 2022, December 5, 2023 and August 26, 2024 were acquired by Norman D. Schwartz and his wife in equal amounts of one half each by gift from the Alice N. Schwartz Revocable Trust.

Steven D. Schwartz

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by Steven D. Schwartz.
Date: 11/7/2022 ; Shares: 84; Type: Gift; Price: --; Ownership: Direct
Date: 12/5/2023 ; Shares: 98; Type: Gift; Price: --; Ownership: Direct
Date: 8/26/2024 ; Shares: 114; Type: Gift; Price: --; Ownership: Direct

The shares of Class B Common Stock acquired on November 7, 2022, December 5, 2023 and August 26, 2024 were acquired by Steven D. Schwartz and his wife in equal amounts of one half each by gift from the Alice N. Schwartz Revocable Trust.

Alice N. Schwartz Revocable Trust

Since the most recent filing of a statement on Schedule 13D, the following transactions have been effected by the Alice N. Schwartz Revocable Trust.
Date: 11/7/2022 ; Shares: (252); Type: Gift; Price: --; Ownership: Direct
Date: 12/5/2023 ; Shares: (294); Type: Gift; Price: --; Ownership: Direct
Date: 8/26/2024 ; Shares: (342); Type: Gift; Price: --; Ownership: Direct

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 to the Schedule 13D is hereby amended, in pertinent part, as follows:
The purpose of the Shareholders' ownership of Bio-Rad shares has been control of the Company. The Shareholders control the management of the Company and may be deemed to be "parents" of the Company as that term is defined in the Rules and Regulations of the Commission.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5 to the Schedule 13D is hereby amended, in pertinent part, as follows:
(a)-(b)

The Partnership:

The Partnership is the direct and beneficial owner of 4,060,054 shares of the Class B Common Stock with respect to which it has sole voting and dispositive power, representing 80.1% of the issued and outstanding Class B Common Stock.

Norman D. Schwartz and Steven D. Schwartz:

Norman D. Schwartz and Steven D. Schwartz have indirect beneficial ownership of the 4,060,054 shares of Class B Common Stock held by the Partnership, over which they have shared voting and dispositive power, as the result of their positions as general partners in the Partnership.

Norman D. Schwartz is the beneficial owner of 868,982 shares of Class B Common Stock. 494,510 of such shares of Class B Common Stock are held in the following trusts, both of which Mr. Schwartz is the sole trustee: the David Schwartz Non-Exempt Marital Trust (57,000 shares); and the Alice N. Schwartz Revocable Trust (437,510 shares). Prior to her death, Alice N. Schwartz was the sole trustee of the aforementioned trusts. Upon her death, Norman D. Schwartz became the sole trustee of such trusts. In addition, Mr. Schwartz holds 374,472 shares of Class B Common Stock but disclaims beneficial ownership with respect to 13,006 of such shares owned by Mr. Schwartz's wife. As a result of the foregoing, Mr. Schwartz is deemed to have beneficial ownership of an aggregate of 4,929,036 shares of Class B Common Stock, representing 97.2% of the issued and outstanding Class B Common Stock.

Steven D. Schwartz holds 38,240 shares of Class B Common Stock but disclaims beneficial ownership with respect to 13,006 of such shares owned by Steven D. Schwartz's wife. As a result of the foregoing, Steven D. Schwartz is deemed to have beneficial ownership of an aggregate of 4,098,294 shares of Class B Common Stock, representing 80.8% of the issued and outstanding Class B Common Stock.

The Alice N. Schwartz Revocable Trust is the direct and beneficial owner of 437,510 shares of Class B Common Stock with respect to which it has sole voting and dispositive power, representing 8.6% of the issued and outstanding Class B Common Stock.
All percentages reported herein with respect to Class B Common Stock are calculated based upon 5,070,184 shares of Class B Common Stock outstanding as of July 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2025.
Transactions in the class effected during the past sixty days: Not applicable
Other persons with the right to receive dividends or sale proceeds: Not applicable
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Due to the death of Mrs. Alice N. Schwartz, on September 25, 2025, Ms. Schwartz ceased to be a beneficial owner of more than 5% of the outstanding shares of Class B Common Stock of the Company.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 to the Schedule 13D is hereby amended, in pertinent part, as follows:
Norman D. Schwartz owns beneficially 3,228,922 shares of Class A Common Stock, representing 14.6% of the issued and outstanding Class A Common Stock. 2,714,928 of these shares are held by the following trusts, all of which Norman D. Schwartz is the sole trustee: the David and Alice N. Schwartz Charitable Remainder Unitrust (34,311 shares); the David Schwartz Exemption Trust (90 shares); the David Schwartz Exempt Marital Trust (240 shares); the David Schwartz Non-Exempt Marital Trust (898,931 shares); and the Alice N. Schwartz Revocable Trust (1,781,356 shares). 17,145 of these shares are held by the Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Norman D. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

Steven D. Schwartz holds 380,789 shares of Class A Common Stock, but disclaims beneficial ownership with respect to 1,498 of such shares owned by Steven D. Schwartz's wife. Steven D. Schwartz's shares of Class A Common Stock represent approximately 1.7% of the issued and outstanding Class A Common Stock. 17,145 of these shares are held by the Alles Institute for Medical Research, a Delaware Charitable Nonstock Corporation, with respect to which Steven D. Schwartz shares voting and dispositive power consistent with the purposes of the Delaware Charitable Nonstock Corporation.

The Alice N. Schwartz Revocable Trust holds 1,781,356 shares of Class A Common Stock, representing 8.2% of the issued and outstanding Class A Common Stock.

Norman D. Schwartz and Steven D. Schwartz are brothers. By virtue of the Shareholders' Class B Common Stock ownership, they control the management of the Company and may be deemed to be "control persons" of the Company as that term is defined in the Rules and Regulations of the Commission.

All percentages reported herein with respect to Class A Common Stock are calculated based upon 21,992,307 shares of Class A Common Stock outstanding as of July 28, 2025, as reported in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on July 31, 2025. For Norman D. Schwartz, the beneficial ownership calculation with respect to Class A Common Stock is calculated by using a denominator of (a) 21,992,307 shares of Class A Common Stock plus (b) 53,415 shares of Class A Common Stock issuable upon the exercise of stock options exercisable by Mr. Schwartz immediately or within sixty days of September 25, 2025.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 1 - Agreement Among the Shareholders to File Joint Schedule 13D
Exhibit 2*- Limited Partnership Agreement of Blue Raven Partners, L.P.

*Incorporated by reference to Exhibit 2 to our Schedule 13D filed with the Commission on January 13, 2000

## Signatures
- Norman D. Schwartz: /s/ Norman D. Schwartz, Norman D. Schwartz, Individually (10/28/2025)
- Steven D. Schwartz: /s/ Steven D. Schwartz, Steven D. Schwartz, Individually (10/28/2025)
- Blue Raven Partners, L.P.: /s/ Norman D. Schwartz, Norman D. Schwartz, General Partner (10/28/2025)
- Alice N. Schwartz Revocable Trust: /s/ Norman D. Schwartz, Norman D. Schwartz, Trustee (10/28/2025)